REDCORP

FILE No. 82-1824

Interim Consolidated Financial Statements

for the nine months ended

September 30, 2004

- unaudited -

04046266

RECEIVED
2004 NOV 23 P 12:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

PROCESSED
DEC 0 1 2004
THOMSON FINANCIAL

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP VENTURES LTD.
Consolidated Balance Sheets

	September 30, 2004 (unaudited)	December 31, 2003 (audited)
ASSETS		
Current Assets:		
Cash & term deposits	$ 3,549,339	$ 536,358
Accounts receivable	252,410	137,842
Prepaid expenses	6,618	45,967
Total current assets	3,808,367	720,167
Long term investment	17,411	17,411
Fixed assets	63,796	32,991
Mineral leases and claims	3,179,200	3,179,200
Cash and term deposits held for future remediation	1,922,182	1,885,614
	$ 8,990,956	$ 5,835,383
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 388,874	$ 57,371
Shareholders' Equity:		
Share Capital:		
Authorized - Unlimited		
Issued and fully paid (note 2)	43,761,005	35,185,155
Contributed surplus	276,235	56,833
Deficit	(35,435,158)	(29,463,976)
Total shareholders' equity	8,602,082	5,778,012
	$ 8,990,956	$ 5,835,383

REDCORP VENTURES LTD.
Consolidated Statements of Operations and Deficit
(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE NINE MONTH PERIODS ENDED	
	September 30, 2004	September 30, 2003	**September 30, 2004**	September 30, 2003
Oil & Gas Revenue	**$ 11,700**	$ 12,450	**$ 29,800**	$ 33,050
Depletion	**-**	(2,965)	**-**	(19,267)
	11,700	9,485	**29,800**	13,783
Interest revenue	**21,527**	24,214	**60,079**	53,216
Other Income				1,899
Gain on Sale of Securities	**-**	0	**-**	13,127
	33,227	33,699	**89,879**	82,025
Expenses				
Exploration costs	**2,781,709**	1,191,297	**5,360,554**	1,505,607
Project generation	**-**	9	**1,092**	595
Amortization	**7,724**	4,262	**18,000**	6,327
Communication	**1,900**	2,278	**5,765**	7,320
Fees and taxes	**2,647**	1,299	**69,706**	22,375
Investor Relations - Consulting	**10,500**	-	**28,000**	-
Legal and audit	**6,193**	11,618	**46,969**	36,534
Office	**23,283**	5,717	**122,773**	24,084
Other	**12,738**	5,475	**38,872**	26,024
Rent	**8,800**	5,838	**26,251**	10,880
Salaries	**238,367**	29,634	**326,976**	88,277
Travel	**5,015**	267	**16,103**	1,295
	3,098,876	1,257,694	**6,061,061**	1,729,318
Net Earnings (Loss)	**(3,065,649)**	(1,223,995)	**(5,971,182)**	(1,647,293)
Deficit, beginning of period	**(32,369,509)**	(27,524,298)	**(29,463,976)**	(27,101,000)
Deficit, end of period	**$ (35,435,158)**	$ (28,748,293)	**$ (35,435,158)**	$ (28,748,293)
Earnings (loss) per share	**$ (0.04)**	$ (0.04)	**$ (0.08)**	$ (0.05)

REDCORP VENTURES LTD.

Consolidated Statements of Cash Flows
(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE NINE MONTH PERIODS ENDED	
	September 30, 2004	September 30, 2003	**September 30, 2004**	September 30, 2003
Cash provided by (Used in)				
Operations:				
Net loss	**$ (3,065,649)**	$ (1,223,995)	**$ (5,971,182)**	$ (1,647,293)
Items not affecting cash				
Amortization	**7,724**	4,262	**18,000**	6,327
Oil and gas depletion	**-**	2,965	**-**	19,267
Gain on sale of securities	**-**	-	**-**	(13,127)
Stock Compensation Expense	**204,186**	-	**219,402**	-
Net change in non-cash operating working capital	**77,292**	67,556	**256,284**	10,534
	(2,776,447)	(1,149,212)	**(5,477,496)**	(1,624,292)
Financings:				
Issuance of share capital for cash, net	**5,461,831**	73,365	**8,575,850**	2,330,609
	5,461,831	73,365	**8,575,850**	2,330,609
Investments				
Proceeds on sale of long term investment shares	**-**	-	**-**	35,732
Purchase of fixed assets	**(1,715)**	138	**(48,805)**	(25,084)
Cash and term deposits held for future remediation	**(12,285)**	(14,000)	**(36,568)**	8,000
	(14,000)	(13,862)	**(85,373)**	18,648
Increase (decrease) in cash	**2,671,384**	(1,089,709)	**3,012,981**	724,965
Cash and term deposits, beginning of period	**877,955**	1,987,619	**536,358**	172,945
Cash and term deposits, end of period	**$ 3,549,339**	$ 897,910	**$ 3,549,339**	$ 897,910

Notes to Consolidated Financial Statements

1. Accounting Policies:

The "Company" consists of Redcorp Ventures Ltd. and it's wholly owned subsidiary Redfern Resources Ltd.

The information as at September 30, 2004 and for the nine month periods ended September 30, 2004 and 2003 are unaudited. However, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. The unaudited interim consolidated financial statements are prepared using accounting policies consistent with, and should be used in conjunction with, the Company's consolidated financial statements as at and for the year ended December 31, 2003.

2. Share Capital:

(a) *Authorized, issued and outstanding:*

Authorized share capital consists of unlimited number of no par value common shares.

Details of shares issued and outstanding are as follows:

	September 30, 2004		September 30 , 2003	
	Number	Amount	Number	Amount
Balance, beginning of period	42,330,255	$ 35,185,155	27,915,255	$ 32,496,046
Issued for cash:				
Options exercised	185,000	29,600	100,000	17,400
Warrants exercised	1,832,600	410,150	835,000	228,750
Private Placement	26,114,999	9,015,250	12,000,000	2,400,000
Less Expenses of offering		(879,150)		(315,541)
Balance, end of period	70,462,854	$ 43,761,005	40,860,255	$ 34,826,655

(b) *Share purchase options:*

	Number of shares	Weighted average Exercise price
Outstanding, December 31, 2003	1,815,000	$0.20
Granted	1,310,000	$0.30
Exercised	(185,000)	$0.16
Expired		
Outstanding, September 30, 2004	2,940,000	$0.25

The options outstanding at September 30, 2004 expire between November 24, 2004 and August 23, 2009.

(c) *Stock-based compensation:*

Prior to January 1, 2003 the Company used the settlement method to account for stock based compensation awards. During 2003, the Company recognized compensation cost of $56,833 in respect of options granted in 2003 under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	Q3 2004	2003
Risk free interest rate	2.00 - 2.25%	3.25%
Dividend yield	0.00%	0.00%
Expected lives	1 - 5 years	2.5 years
Volatility	41.00 - 83.00%	55.00%

The weighted average grant date fair value of options granted during the quarter ended September 30, 2004 was $0.07 - $0.16 per option (year ended December 31, 2003 - $0.11). An expense of $204,186 was recorded for stock-based compensation in the three months ended September 30, 2004.

(d) Share purchase warrants:

Each warrant entitles the holder to purchase a common share at a set price and is exercisable at the option of the holder for a set period of time. There are 15,658,281 warrants issued and outstanding at September 30, 2004 which are exercisable as follows:

Balance, June 30, 2004	Issued	Exercised	Expired	Balance, Sept 30, 2004	Exercise price	Expiry
1,757,400				1,757,400	$0.25	May 14, 2005
800,000				800,000	$0.30	March 8, 2006
3,333,333				3,333,333	$0.45	March 8, 2006
	1,152,548			1,152,548	$0.35	July 16, 2005
	6,906,858			6,906,858	$0.50	July 16, 2006
	1,708,142			1,708,142	$0.50	July 28, 2006
5,890,733	9,767,548			15,658,281		

There were no warrants exercised in the third quarter of 2004.

9. Commitments and contingencies:

(a) Operating leases:

The Company is party to certain operating leases for office space and office equipment:

2004	$	8,770
2005		35,900
2006		9,375
2007 and thereafter		-

(b) Contingencies:

Redfern must satisfy two conditions of its Tulsequah Project Approval Certificate, granted on December 13, 2002, before project construction and development may proceed. These conditions relate to (*i*) further characterization of sediments underlying the proposed tailing impoundment, and (*ii*) chronic toxicity testing of proposed water treatment effluent

discharge. Protocols have been established to satisfy these conditions and Redfern completed all of the required studies and work in May and early June. Redfern anticipates obtaining official notice of satisfaction of the conditions prior to year-end. Redfern also expects to finalize the federal Canadian Environmental Assessment Act screening amendment approval in 2004.

10. Subsequent events:

The Company announced the acquisition of the Lagoa Salgada deposit and regional area exploration contract in Portugal on November 1, 2004. This project includes a partially explored polymetallic (zinc-copper-lead-silver-gold) massive sulphide body located at relatively shallow depth, and a large surrounding area with a number of prospective gravity anomalies with potential for other massive sulphide deposits. Expenditures to date have been limited to recording of official application documents and entered under project generation costs.

REDCORP

REDCORP VENTURES LTD.

Interim report
for the nine months ended
September 30, 2004

Management Discussion and Analysis

Overall Performance

This discussion should be read in conjunction with the accompanying nine month unaudited consolidated financial statements for Redcorp Ventures Ltd. and its wholly-owned subsidiary Redfern Resources Ltd. ("Redfern"), (collectively the "Company"), and related notes for the period ending September 30, 2004.

The Company is engaged in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. The Company's principal property is the active Tulsequah Project in northwest British Columbia which is owned and operated by Redfern. Redcorp also owns the Hawk gold project in north central British Columbia which has been joint ventured and is not currently active. Subsequent to the reporting period, Redcorp also acquired a new project in Portugal, Lagoa Salgada, as discussed under *Acquisitions and Divestitures*.

During the nine months ended September 30, 2004 the Company completed two separate brokered private placement financings to obtain working capital and to advance funds to Redfern for advancement of the Tulsequah project. In addition the Company completed a non-brokered private placement. During the latest quarter the Company raised gross proceeds of $6,015,250 through the issuance of 7,500,000 flow-through shares at $0.40 per flow-through share and 6,906,858 Units at $0.35 per Unit in a brokered private placement and the issuance of an additional 1,708,142 Units at $0.35 per Unit in a non-brokered private placement. Each Unit consisted of one share and a non-transferable warrant for a full common share at a price of $0.50 for two years from the closing date of July 16 and July 28, 2004, respectively. In the first nine months of 2004 the Company issued a total of 26,114,999 shares in private placement financings to net proceeds of $8,136,100 after deduction of financing costs of $879,150. In addition, the Company issued 1,832,600 shares pursuant to exercise of outstanding warrants to net $410,150. An additional $29,600 was realized on the exercise of 185,000 share options. Total net funds realized through issuance of share capital in the first nine months of 2004 totalled $8,575,850 compared to $2,330,609 during the corresponding period in 2003.

The detailed infill and exploration drilling program at the Tulsequah Chief Project continued through the latest quarter ending September 30, 2004 and is expected to be completed in late October or early November. The Tulsequah camp was opened and site preparations commenced in the beginning of April. Drilling activities were initiated with one drill rig in mid April and with a further two drill rigs on May 12. Underground development work to extend an exploration drift by 160 meters started in late April and was completed on June 17. The current drilling program is designed to further delineate the Tulsequah deposit and identify potential

extensions to the deposit in preparation for a resource re-estimation in compliance with National Policy 43-101. Amec Engineering Consultants Inc have been contracted to conduct the re-estimation on completion of the planned program and have completed their site visit and initial audits of procedures. Work was also advanced during the reporting period to complete outstanding permitting requirements and to file necessary documents to secure an amended federal Canadian Environmental Assessment Act (CEAA) screening authorization and to resolve conditions attached to the new Project Approval Certificate.

Critical Accounting Estimates and Changes in Accounting Policies

Based on the most recent feasibility studies and project permitting status, management believes the carried value of the properties is not impaired and, accordingly, no write-down of mineral properties has been recorded. The Tulsequah Chief project has a capitalized value of $3,175,000 as indicated in note 6(a) to the audited annual financial statements for the year ended December 31, 2003. Apart from the potential write-down of mineral properties from time to time, based on the assessment of mineable deposits, there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of the Company's mineral properties. The Company's consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.

The Company changed its accounting methods for stock-based compensation to the fair- value method in 2003, details of which are disclosed in note 2 of the annual consolidated financial statements. The stock-based compensation expense recorded in the three months ending September 30, 2004 was $204,186 relating to the issuance of Options aggregating 1,110,000 shares to directors, officers and employees. Stock-based compensation expenses recorded in the nine month period ending September 30, 2004 totalled $219,402.

Results of Operations

During the nine months ended September 30, 2004 the Company's total expenditures were $6,061,061 as compared to $1,729,318 in the same period of 2003. Expenditures for the three month period ending September 30, 2004 were $3,098,876 (2003 - $1,257,694). This increase principally reflects the increased exploration costs associated with the expanded Tulsequah Project exploration program in 2004. Administration and overhead expenses in the nine months ending September 30, 2004 were $700,507 compared to $223,711 in the corresponding period of 2003. The higher costs in 2004 are related principally to increased expenditures for investor relations, increased costs for salaries due to addition of personnel relative to 2003 and the accounting change to recording of stock compensation expense ($219,402 in 2004 versus nil in 2003), and increased costs for purchase and upgrading of office computing supplies and equipment. In addition, an audit of prior years' corporate capital taxes discovered a filing error resulting in a required payment of $46,838 in taxes due and penalty charges in 2004.

Income from interest, and revenue from investment interests in oil and gas properties (before depletion) during the first nine months of 2004 was $89,879 (2003 - $86,266). The Company experienced slightly higher interest revenue in 2004 due to larger cash balances in interest-bearing accounts relative to the corresponding period in 2003.

During the first nine months of 2004 Redfern did not sell any of its long-term investment securities held in EuroZinc Mining Corporation ("EuroZinc"). During the equivalent period in 2003 Redfern recorded a gain from the sale of EuroZinc shares in the amount of $13,127. As of September 30, 2004 Redfern continues to hold a total of 330,926 EuroZinc shares. The value of Redfern's holdings in EuroZinc have appreciated as a result of that company's acquisition of the Neves Corvo copper mine in Portugal and the general improvement in metal prices over the corresponding period.

Exploration activities remained focused on Redfern's Tulsequah project with expenditures related to pre-positioning of supplies, fuel and equipment preparatory to start of exploration operations in early April 2004 and subsequent drilling and underground development costs related to the exploration program.

Related Party Transactions and Additional Disclosure

The Company does not hold any off-balance sheet debt, nor does any director of the Company hold debt on behalf of the Company. All material transactions have been recorded or disclosed in the accompanying consolidated financial statements of the Company. There were no significant related-party transactions in the first nine months of 2004 and expenditures in 2003 were limited to payment of $10,611 in allocated office rent and costs to Canico Resource Corp., which shares two common directors with the Company. The Company's most significant contractual obligations relate to its current office and office equipment leases with commitments totalling $54,000 through to early 2006.

Summary of Quarterly Financial Information

The following represents selected consolidated financial data for the eight quarters ended September 30, 2004 (unaudited):

Quarter ended	**Dec 31, 2003**	**Mar 31, 2004**	**Jun 30, 2004**	**Sep 30, 2004**
Net revenue (Note 1)	$11,349	$24,487	$32,165	$33,227
Net earnings (loss) (Note 3)	$(715,683)	$(290,788)	$(2,614,745)	$(3,065,649)
Net earnings (loss) per share (Note 3)	$(0.02)	$(0.01)	$(0.04)	$(0.04)

Quarter ended	**Dec 31, 2002**	**Mar 31, 2003**	**Jun 30, 2003**	**Sep 30, 2003**
Net revenue (Note 1)	$6,902	$11,349	$36,976	$33,699
Net earnings (loss) (Note 3)	$(141,793)	$(96,336)	$(326,962)	$(1,223,995)
Net earnings (loss) per share (Note 3)	$(0.01)	$(0.01)	$(0.01)	$(0.04)

(1) Net revenue includes oil and gas revenue, interest and other revenue, and gain on sales of investments.
(2) There are no preferred shares authorized.
(3) Net earnings in total and on per equity share is same as indicated above.

Quarterly variations principally reflect the variation in the Company's exploration expenditures and activity from quarter to quarter and year to year. Seasonal exploration expenditures are greatest in the third quarter of each year reflecting the increased activity during the summer months for the Company's mineral properties located in northern British Columbia. Expenditures were increased in 2004 and 2003 relative to 2002 due to the increase in financing made possible by the improvement in metal prices and project economic outlook due to increases in global market demand. In addition, the receipt by Redfern of a Project Approval Certificate for the Tulsequah project led to a re-activation of that project and increased levels of exploration expenditures. It is anticipated that this trend will continue through 2004, although expenditures will drop in the fourth quarter as the exploration activity reaches its planned conclusion. Increased income is primarily due to increased interest income, and increased revenue from oil and gas interests. Depletion expenses on oil and gas revenue ended in the fourth quarter of 2003.

Liquidity and Capital Resources

In the three months ended September 30, 2004 the Company completed brokered and non-brokered private placements to raise net cash proceeds of $5,461,831. Total funds raised in the first nine months of 2004 from issuance of share capital is $8,575,850 (2003 - $2,330,609) including exercise of share options and warrants. On July 16, 2004 the Company closed the brokered portion of a private placement financing for gross proceeds of $5,417,400 through the sale of 7,500,000 flow-through shares at $0.40 per flow-through share to raise $3,000,000 and a further 6,906,858 Units at $0.35 per Unit for proceeds of $2,417,400. Subsequently a non-brokered private placement portion of the financing was closed on July 28, 2004 to raise gross proceeds of $597,849.70 through the sale of 1,708,142 Units at $0.35 per Unit. Each Unit consisted of one common share of the Company and a transferable share purchase warrant exercisable at $0.50 per share for two years from the respective closing dates. The brokered private placement was subject to payment of an 8% cash commission to the Agents and issuance to the Agents of brokers warrants equal to 8% of the total issued flow-through shares and Units, exercisable at $0.35 until July 16, 2005. The purpose of the financing was to provide funds for completion of the Tulsequah exploration program, advancement of the Tulsequah project to feasibility and for general working capital purposes. The Company has no long term debt.

In 2003 Redfern sold 447,500 shares of EuroZinc for net proceeds of $40,695. No shares of EuroZinc were sold in the first nine months of 2004 and Redfern retained a total of 330,926 shares of EuroZinc as of September 30, 2004. The cash resources of the Company and Redfern have been principally used to fund the exploration of mineral properties and the feasibility, permitting and defence of the permitting of the Tulsequah properties as well as to fund the Company's net overhead expenses and project generation costs. A total of $3,549,339 remained in cash and term deposits at September 30, 2004 (December 31, 2003 - $536,358).

The recoverability of amounts shown for the Tulsequah project is dependent upon completion of remaining permitting with the government. The Company intends to finance future exploration programs by selling equity or debt instruments or joint venturing its properties until cash flow from operations is developed. If such funds cannot be secured, the exploration activities will be delayed until necessary financing is received or the project will be discontinued.

Redfern is obligated to increase its existing cash and term deposits held for future remediation expenditures related to the Tulsequah Chief property by 10% of the remaining balance, per annum, until the remediation work is completed. This amounts to approximately $150,000 per annum, less accumulated interest. This obligation was waived by Teck Cominco in 2002. Remediation expenditures of $119,350 in 2003 were funded by withdrawals from this account and no additional top-up was required in 2003. Additional remediation expenses have been incurred in 2004 ($236,600 in the first nine months) and a further $30,000 is estimated to be required to complete current remediation works at the site. It is anticipated that further withdrawals will be made from the remediation account to recover these costs.

The exploration and development programs of the Company are determined based on management's objectives, the assessment of the likelihood of success for each phase, the anticipated costs, the funding available to complete the program and external factors such as legal issues, the results of negotiations with First Nations and changes in government policies.

Material changes in the liquidity of the Company are substantially determined by the extent of the exploration or development program and its success or failure and the ability to raise capital.

Acquisitions and Divestitures

In the first nine months of 2004 Redfern acquired one claim at the Tulsequah property. In 2003, the Company did not acquire any additional claims or abandon any claims held as of December 31, 2002. In May the Company entered into an option and joint venture agreement dated April 2, 2004 with Softrock Minerals Ltd. whereby Softrock may earn a 60% interest in the Hawk property through completion of staged expenditures totalling $600,000 and cash payments of $60,000 on or before April 2, 2007. Softrock completed the initial $5,000 cash payment but had not completed any work program on the property as of the reporting date. Discussions concerning Softrock's proposed work activities and schedule have been conducted but no firm work dates are in place. Softrock has until April 2, 2005 to meet the first stage of work commitments under the agreement or be in default.

Subsequent to the reporting period the Company received confirmation that its application to acquire an exploration contract covering the Lagoa Salgada polymetallic massive sulphide deposit and regional targets in the western extension of the Pyrite Belt in Portugal had been approved by the Portuguese government. An announcement of the acquisition was made on November 1, 2004. The Company is presently engaged in acquisition and evaluation of all of the detailed data covering past work on this deposit and surrounding area as the first step in developing an exploration program for the property in 2005. The Pyrite Belt hosts numerous past and present base-metal mines of the volcanogenic massive sulphide type, including some of the largest known in the world.

Risks and Uncertainties

The business of exploration for minerals involves a number of risks which management attempts to mitigate to the extent practical.

In particular, few properties that are explored are ultimately developed into producing mines. The success of exploration and development programs can be affected by a number of matters, including but not limited to, geological and physical uncertainties, labour disruptions, environmental concerns, world mineral prices, foreign exchange fluctuations, uncertainties concerning title to properties and government restrictions.

Various First Nations have claimed title to the Province of British Columbia, including the Tulsequah Properties and it is unknown whether or how this might affect Redfern's interests.

The successful discovery and development of mineral properties also requires a significant level of financial resources. There is no assurance that the Company and Redfern will be successful in obtaining required levels of financing to complete its current year's exploration and/or development programs. However, management believes that cash resources on hand together with funds raised through recently completed share issuances should be sufficient to complete the current year's programs and provide working capital into 2005. For additional discussion of risks please refer to the Company's documents filed on the SEDAR electronic disclosure system at www.sedar.com.

During the first nine months of 2004 the Company recorded a net loss of $5,971,182 compared to a loss of $1,647,293 in the corresponding period of 2003. Consolidated working capital at the end of the period stands at $3,419,493 compared with $662,796 as of December 31, 2003.